THE ASIA TIGERS FUND, INC.
                                622 THIRD AVENUE
                            NEW YORK, NEW YORK 10017


                                                              September 20, 2002

Dear Stockholder:

         As you may know, in an effort to enhance stockholder value and increase liquidity, The Asia Tigers Fund, Inc. (the "Fund") obtained stockholder approval to adopt an "interval" fund structure which requires quarterly repurchase offers of a percentage of the Fund's outstanding shares.

         In accordance with its "interval" status, the Fund is hereby commencing its repurchase offer for this quarter under which the Fund is offering to repurchase up to 10% of the Fund's outstanding shares. The offer to repurchase is for cash at a price equal to the Fund's net asset value as of the close of regular trading on the New York Stock Exchange on October 25, 2002, upon the terms and conditions set forth in the Offer to Repurchase and the related Letter of Transmittal (which together constitute the "Repurchase Offer"). If you are not interested in selling any of your shares at this time, you do not need to do anything. The Fund will contact you again next quarter to notify you of the next repurchase offer period.

         The deadline for participating in the Repurchase Offer is October 11, 2002. The net asset value of the shares may fluctuate between the October 11, 2002 deadline and October 25, 2002, the pricing date for the Repurchase Offer. The Fund has established a record date of September 13, 2002 for identifying stockholders eligible to receive Repurchase Offer materials. Stockholders who choose to participate in the Repurchase Offer can expect to receive payment for the shares repurchased on or before November 1, 2002. The Fund will charge a repurchase fee on shares that are repurchased for expenses directly related to the Repurchase Offer. The repurchase fee will equal 2% of the value of the shares that are repurchased.

         As of September 13, 2002, the Fund's net asset value was $8.04 per share and 14,582,237.9345 shares were issued and outstanding. The Fund computes its net asset value on a weekly basis, however, the net asset value will be available daily from October 7, 2002 to October 11, 2002. The Fund's net asset value may be obtained by contacting Georgeson Shareholder Communications Inc., the Fund's Information Agent, toll free at 1-877-847-1383 or, for banks and brokers, at 212-440-9800, or by calling the Fund's toll free number at 1-800-421-4777.

         Neither the Fund nor the Fund's Board of Directors is making any recommendation to any stockholder whether to tender or refrain from tendering shares in the Repurchase Offer. The Fund and the Board of Directors urge each stockholder to read and evaluate the Repurchase Offer and related materials carefully and make his or her own decision. Questions, requests for assistance and requests for additional copies of this Offer to Repurchase and related materials should be directed to Georgeson Shareholder Communications Inc. toll free at 1-877-847-1383 or, for banks and brokers, at 212-440-9800.



                                                 Sincerely,

                                                 /s/ BRYAN MCKIGNEY

                                                 BRYAN McKIGNEY
                                                 PRESIDENT AND SECRETARY
                                                 THE ASIA TIGERS FUND, INC.